Exhibit 99.16

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.                   Name and Address of Company

Cronos Group Inc. (“Cronos” or the “Company”)

76 Stafford Street, Suite 302

Toronto, Ontario M6J 2S1

Item 2.                   Date of Material Change

August 23, 2017

Item 3.                   News Release

The news release with respect to the material changes described herein, which is attached as Schedule A, was disseminated on August 24, 2017 through the facilities of Marketwired.

Item 4.                   Summary of Material Change

On August 24, 2017, the Company announced that it had entered into a commitment letter for $40 million in debt financing with Romspen Investment Corporation (“Romspen”) to fund the continued construction of its 315,000 sq. ft. expansion (the “New Peace Facility”) previously outlined in the Company’s press release dated May 23, 2017.

Item 5.                   Full Description of Material Change

Under the commitment letter, Romspen has agreed to provide the $40 million senior secured facility (the “Loan”) to the Company’s wholly-owned licensed producer, Peace Naturals Project Inc. (“Peace”). The Loan is secured by a first mortgage on the real estate of each of Peace and In The Zone Inc. (“ITZ”). ITZ, Hortican Inc. and the Company are also guarantors of the Loan.

For additional details regarding the material changes described herein, please see the news release attached as Schedule A.

Item 6.                   Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.                   Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8.                   Executive Officer

Michael Gorenstein

Director and Chief Executive Officer

416.504.0004

Item 9.                   Date of Report

September 1, 2017

Schedule A

[See attached.]

Cronos Group Secures $40M in Debt for Domestic Capacity Expansion

TORONTO, Aug. 24, 2017 /CNW/ - Cronos Group Inc. (TSXV:MJN) (OTC: PRMCF) (“Cronos” or the “Company”) is announcing today that it has entered into a commitment letter for $40 million in debt financing with Romspen Investment Corporation (“Romspen”) to fund the continued construction of its 315,000 sq. ft. expansion (the “New Peace Facility”) previously outlined in the Company’s press release dated May 23, 2017.

Under the commitment letter, Romspen has agreed to provide the $40 million senior secured facility (the “Loan”) to the Company’s wholly-owned licensed producer, Peace Naturals Project Inc. (“Peace”). The Loan is secured by a first mortgage on the real estate of each of Peace and In The Zone Inc. (“ITZ”). ITZ, Hortican Inc. and the Company are also guarantors of the Loan. Under the Loan, the Company retains its ability to enter into equipment financing arrangements.

The Loan will be made available in multiple advances which are expected to begin in September 2017. Advances will be subject to ongoing conditions, including Romspen’s approval of construction progress. The Loan bears interest at a rate of 12% per annum (interest only accrues on advances made), has a 2 year term with a one-year extension option, and is prepayable on one-month’s notice.

“Given the speed at which we anticipate payback of investment in the New Peace Facility, we prioritized accessing the debt markets to fund this domestic expansion. We always look for ways to enhance shareholder value and we’re pleased to be able to work with Romspen again to deliver that value,” said Mike Gorenstein, CEO of Cronos.

Company Grants Options

Additionally, the Company has granted options to subscribe to 2,903,000 common shares of the Company to certain of the Company’s employees and directors, the whole in accordance with the Company’s stock option plan. The options are exercisable at a price of $2.42 per common share, which was the closing price of the Company’s common shares on the TSX-V on August 23, 2017. The options shall expire at the earlier of 180 days of the death, disability or incapacity of the holder or five years after the date of issue. The grant of options is subject to the Company receiving all necessary and appropriate regulatory consents and approvals, if any, and to the Company’s stock option plan.

About Cronos Group

Cronos Group, is a geographically diversified and vertically integrated cannabis company that operates two wholly-owned Licensed Producers (“LPs”) regulated within Health Canada’s Access to Cannabis for Medical Purposes Regulations (the “ACMPR”) and holds a portfolio of minority investments in other Licensed Producers. The Company’s flagship LPs, Peace Naturals Project Inc. (Ontario), and In The Zone Produce Ltd. (British Columbia) are collectively situated on over 125 acres of agricultural, licensed land. Cronos Group is focused on building an international iconic brand portfolio, providing patients with compassionate and personalized care, and creating value for our shareholders.

About Romspen

With its origins in the mid-1960’s, Romspen manages one of the largest non-bank commercial/industrial mortgage investment entities in Canada, with a portfolio in excess of $1.7 billion.

Forward-looking statements

This news release may contain “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities legislation. All information contained herein that is not clearly historical in nature may constitute forward-looking information. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Except as required by law, Cronos Group disclaims any obligation to update or revise any forward-looking statements. Readers are cautioned not to put undue reliance on these forward-looking statements. This news release contains information obtained by Cronos Group from third parties. Cronos Group believes such information to be accurate but has not independently verified such information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information, please visit www.thecronosgroup.com.

SOURCE Cronos Group Inc.

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For further information: Michael Krestell, Investor & Media Relations, TEL: 647-274-3655, E-mail: michael@thecronosgroup.com

CO: Cronos Group Inc.

CNW 09:23e 24-AUG-17